Exhibit 99.5

PRESS RELEASE

Data & Digital: TotalEnergies and Emerson Sign a Strategic
Collaboration to Boost the Value of Industrial Data

• TotalEnergies and Emerson are joining forces to implement large-scale industrial data collection solutions across TotalEnergies’ operational sites.

• The aim is to leverage the power of continuous, real-time data collection to optimize the operational, energy, and environmental performance of the Company's sites.

Paris, July 22, 2025 – TotalEnergies and Emerson’s Aspen Technology business have announced a strategic collaboration to deploy advanced digital technologies for the continuous, real-time collection of data from TotalEnergies’ industrial sites. The objective is to harness the value of that data to enhance decision-making, specifically through the use of artificial intelligence (AI), and optimize operational efficiency, energy use and environmental performance at TotalEnergies sites worldwide, thereby continuing to supply more reliable and sustainable energy.

Leveraging data in real time...

Under the terms of the deal, TotalEnergies will roll out Emerson’s AspenTech InmationTM across its industrial sites worldwide. This industrial data fabric will continuously collect and centralize millions of real-time data points from TotalEnergies’ facilities, providing secure and unified access to data across the organization.

The digital infrastructure, which also includes Emerson’s advanced process control solutions, will subsequently allow TotalEnergies to deploy AI use cases.

...to improve industrial performance

This rollout is planned over a two-year period and will ultimately enable TotalEnergies to extract more value from its data by:

•	Accelerating the detection of anomalies and performance degradation;

•	Optimizing energy consumption;

•	Enhancing operational safety;

•	Speeding up the integration of AI into industrial processes.

“At TotalEnergies, digital technology is a key enabler of our transformation toward a more sustainable and efficient energy future. Our collaboration with Emerson demonstrates how advanced technologies such as Inmation help us optimize operations, reduce emissions, and generate long-term value. This collaboration is a sign of our intention to turn data and digital tech into the hallmarks of our facilities’ industrial excellence,” said Namita Shah, President of OneTech at TotalEnergies.

“Emerson’s Aspen Technology business has worked with TotalEnergies for almost 30 years, and we’re excited to continue our collaboration by supporting their operational and sustainability objectives with our digital technologies. The powerful combination of AI and our industrial data fabric solution will serve to accelerate TotalEnergies’ mission,” said Vincent Servello, President of Emerson’s Aspen Technology business.

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About Emerson

Emerson (NYSE: EMR) is a global industrial technology leader that provides advanced automation. With an unmatched portfolio of intelligent devices, control systems and industrial software, Emerson delivers solutions that automate and optimize business performance. Headquartered in St. Louis, Missouri, Emerson combines innovative technology with proven operational excellence to power the future of automation. For more information, visit Emerson.com.

Emerson Global Media Contacts

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l  presse@totalenergies.com  l  @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l  ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).